[redacted]

12011606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 39348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKinnon & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Waterside Drive, Suite 1200
(No. and Street)

Norfolk (City) Virginia (State) 23510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram
(Name – *if individual, state last, first, middle name*)

1117 Boll Weevil Circle, (Address) Enterprise, (City) Alabama (State) 36331 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/03

OATH OR AFFIRMATION

I, William J. McKinnon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKinnon & Company, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

Vanessa L. Sigmon
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7504261
My Commission Expires
May 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McKinnon & Company, Inc.

Financial Statements

December 31, 2011 and 2010

CRI CARR RIGGS & INGRAM

CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

McKinnon & Company, Inc.

Financial Statements

December 31, 2011 and 2010

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
McKinnon & Company, Inc.

We have audited the accompanying statements of financial condition of McKinnon & Company, Inc. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McKinnon & Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for the purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

McKinnon & Company, Inc.

Statements of Financial Condition

December 31,		2011		2010
Assets				
Cash and cash equivalents	$	**155,302**	$	166,383
Receivable from clearing organization		**2,030**		49
Receivable from operations		**27,102**		9,366
Securities owned:				
Marketable, at market value		**750**		44,246
Furniture and equipment, net		**4,117**		3,926
Other assets		**4,781**		11,124
Total assets	$	**194,082**	$	235,094
Liabilities and Stockholders' Equity				
Liabilities				
Payable to clearing organization	$	**1,200**	$	1,200
Securities sold, not yet purchased, at market value		**-**		42,455
Accounts payable and accrued expenses		**23,155**		20,872
Total liabilities		**24,355**		64,527
Stockholders' equity				
Common stock ($1 par value, 100,000 shares and 50,000 shares authorized as of December 31, 2011 and 2010, respectively; 97,100 shares and 32,741 shares issued and outstanding as of December 31, 2011 and 2010, respectively)		**97,100**		32,741
Additional paid-in capital		**1,050,694**		844,609
Retained earnings		**(978,067)**		(706,783)
Total stockholders' equity		**169,727**		170,567
Total liabilities and stockholders' equity	$	**194,082**	$	235,094

See accompanying notes to financial statements.

McKinnon & Company, Inc.

Statements of Income

Years ended December 31,		2011		2010
Revenues				
Commissions	$	**333,926**	$	38,425
Principal transactions		**11,715**		(40,611)
Investment banking		**80,000**		9,365
Interest and dividends		**83**		222
Other income		**9,744**		-
Total revenues		**435,468**		7,401
Expenses				
Employee compensation and benefits		**459,182**		493,050
Occupancy		**80,034**		75,038
Floor brokerage, exchange, and clearance fees		**30,185**		63,615
Regulatory fees and expense		**16,950**		27,364
Consultant services		**50,702**		27,273
Communications and data processing		**20,580**		20,573
Other expenses		**49,119**		43,849
Total expenses		**706,752**		750,762
Net Loss	$	**(271,284)**	$	(743,361)
Loss per Share	$	**(4.21)**	$	(71.85)

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2009	$ 7,690	$ 619,660	$ 36,578	$ 663,928
Net loss	-	-	(743,361)	(743,361)
Issuance of common stock (at $9.98 per share)	25,051	224,949	-	250,000
Balance at December 31, 2010	32,741	844,609	(706,783)	170,567
Net loss	-	-	(271,284)	(271,284)
Issuance of common stock (at $5.15 per share)	17,259	71,625	-	88,884
Issuance of common stock (at $4.52 per share)	11,300	39,760	-	51,060
Issuance of common stock (at $3.75 per share)	30,800	84,700	-	115,500
Issuance of common stock (at $3.00 per share)	5,000	10,000	-	15,000
Balance at December 31, 2011	**$ 97,100**	**$ 1,050,694**	**$ (978,067)**	**$ 169,727**

See accompanying notes to financial statements.

Statements of Cash Flows

Years ended December 31,	2011	2010
Cash Flows from Operating Activities:		
Net loss	$ **(271,284)**	$ (743,361)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	**2,452**	2,668
(Gain) loss on disposal of asset	**(10,180)**	633
Unrealized gain on investment	**590**	(591)
Changes in operating assets and liabilities:		
Receivable from clearing organization	**(1,981)**	(49)
Receivable from operations	**(17,736)**	(9,366)
Securities owned, net	**42,906**	(43,655)
Other assets	**6,343**	(6,767)
Payable to clearing organization	**-**	(2,554)
Securities sold, not yet purchased	**(42,455)**	42,455
Accounts payable and accrued expenses	**2,283**	(6,864)
Net cash used in operating activities	**(289,062)**	(767,451)
Cash Flows from Investing Activities:		
Proceeds from sale of furniture and equipment	**10,500**	-
Purchase of furniture and equipment	**(2,963)**	(500)
Net cash provided by (used in) operating activities	**7,537**	(500)
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock	**270,444**	250,000
Net Decrease in Cash and Cash Equivalents	**(11,081)**	(517,951)
Cash and Cash Equivalents, beginning of year	**166,383**	684,334
Cash and Cash Equivalents, end of year	$ **155,302**	$ 166,383

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

McKinnon & Company, Inc. (the Company), a Virginia corporation organized in 1988, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as an underwriter and advisor for public offerings, sales and mergers. The Company's office is located in Norfolk, Virginia.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures.*

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements since the taxable income or loss is included in the income tax return of the stockholders. As the Company is not liable for federal or state income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitation for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its stockholders.

Earnings per Share

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. The weighted average number of common shares outstanding used to calculate earnings per share was 64,415 and 10,346 for the years ended December 31, 2011 and 2010, respectively.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2011 through February 27, 2012, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2011 financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in 2010 financial statements have been reclassified to conform to the 2011 presentation.

Recently Issued Accounting Standards

During the first quarter of 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements." This update requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009. The new guidance did not have an impact on the Company's financial position or results of operations.

NOTE 3 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are assumed to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1:* Quoted prices (unadjusted) in active markets for identical asset or liabilities the Company has the ability to access.
>
> *Level 2:* Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> *Level 3:* Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

NOTE 3 – FAIR VALUE *(Continued)*

Assets measured at fair value are summarized below:

	Fair Value Measurements at December 31, 2011 using			
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Equities	$ 750	$ 750	-	-

	Fair Value Measurements at December 31, 2010 using			
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities owned				
Equities	$ 44,246	$ 44,246	-	-
Liabilities				
Securities sold, not yet purchased				
Equities	$ 42,455	$ 42,455	-	-

NOTE 4 – DEPOSITS

The Company maintains cash on deposit with two banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At December 31, 2011 and 2010, the Company did not have any deposit accounts with balances in excess of FDIC coverage.

The Company maintains cash balances at a clearing organization in excess of the amount insured by the Securities Investor Protection Corporation (SIPC). The Company had on deposit with a clearing organization $8,134 and $28,034 in excess of SIPC coverage of $100,000 at December 31, 2011 and 2010, respectively.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

Account receivable from and payable to clearing organizations consist of the following:

		Receivable		Payable
December 31, 2011				
Receivable from clearing organization	$	2,030	$	-
Cost of inventory held by clearing organization		-		1,200
	$	2,030	$	1,200
December 31, 2010				
Receivable from clearing organization	$	49	$	-
Cost of inventory held by clearing organization		-		1,200
	$	49	$	1,200

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by cash deposits and securities owned by the Company.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31,		**2010**		**2010**
Furniture and office equipment	**$**	**65,574**	$	64,225
Vehicles		**-**		53,367
		65,574		117,592
Accumulated depreciation		**(61,457)**		(113,666)
Property and equipment, net	**$**	**4,117**	$	3,926

Depreciation expense for the years ended December 31, 2011 and 2010 amounted to $2,452 and $2,668, respectively.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2011, are approximately as follows:

2012	$	68,647
2013		28,954
	$	97,601

Rent expense for 2011 and 2010 aggregated to $71,791 and $66,566, respectively, and is included in the occupancy expense line item on the Statements of Income.

The Company is obligated under a contractual agreement with a vendor for use of services. This agreement expires on February 1, 2012 and requires payments of $22,000 in 2012.

NOTE 9 – LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 10 – PROFIT SHARING PLAN

The Company has adopted a profit sharing plan for the benefit of management and employees. Contributions are made to this plan each year from current or accumulated profits in an amount determined by the Board of Directors. In 2011 and 2010, the Company elected not to make a contribution to the profit sharing plan.

NOTE 11 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $131,452, which was $31,452 in excess of its required net capital of $100,000. At December 31, 2010, the Company had net capital of $133,047, which was $33,047 in excess of its required net capital of $100,000. The Company's net capital ratio was .18 to 1 and .17 to 1 at December 31, 2011 and 2010, respectively.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company periodically pays expenses on behalf of the stockholders. These expenses are repaid by the stockholders within one to three months. Amounts due to the Company from the stockholders were $1,766 and $0 at December 31, 2011 and 2010, respectively. These amounts are included in receivables from operations on the Statement of Financial Condition

Supplemental Schedules

McKinnon & Company, Inc.
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31,		2011		2010
Net Capital				
Total stockholders' equity	$	**169,727**	$	170,567
Deductions and/or charges:				
Non-allowable assets:				
Furniture and equipment		**(4,117)**		(3,926)
Receivables over 30 days outstanding		**(27,102)**		(9,366)
Other assets		**(4,781)**		(11,124)
Net capital before haircuts on securities positions		**133,727**		146,151
Haircut on securities		**2,275**		13,104
Net capital	$	**131,452**	$	133,047
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Payable to customers and clearing broker	$	**1,200**	$	1,202
Other accounts payable and accrued expenses		**23,155**		20,872
	$	**24,355**	$	22,074
Computation of Basic Net Capital Requirements				
Minimum net capital required	$	**100,000**	$	100,000
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		**31,452**		33,047
Ratio: Aggregate indebtness to net capital		**.18 to 1**		.17 to 1
Reconciliation with Company's Computation				
Net capital, as reported in Company's Focus Report Part II	$	**131,452**	$	133,047
Net audit adjustments		**-**		-
Net capital per above	$	**131,452**	$	133,047

McKinnon & Company, Inc.
Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Other Reports

CRI CARR RIGGS & INGRAM

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
McKinnon & Company, Inc.

In planning and performing our audits of the financial statements of McKinnon & Company, Inc. (the Company) as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

CRI CARR RIGGS & INGRAM

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED-UPON PROCEDURES AS REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
McKinnon & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (the Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by McKinnon & Company, Inc. (the Company) and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries related to payments made or overpayments applied in connection with the SIPC-6 filing, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC -7 for the period from January 1, 2011 to December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with those amounts reported in the financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments through recalculation of the general assessment based on revenues and expenses reported within the financial statements, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. There was an overpayment noted in the amount of $12.06.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039348 FINRA DEC
MCKINNON & CO INC 16*16
999 WATERSIDE DR STE 1200
NORFOLK VA 23510-3347

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 793.38

B. Less payment made with SIPC-6 filed (exclude interest) (805.44)

07-25-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ($12.06)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (12.06)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(12.06)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McKinnon & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of Febuary, 20 12.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2011
and ending DEC 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 435,465.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 27,836.00
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	$ 90,277.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	$118,113.00
2d. SIPC Net Operating Revenues	$ $317,352.00
2e. General Assessment @ .0025	$ 793.38

(to page 1, line 2.A.)